SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  0-012139

                                DYNAMIC I-T, INC.
                                -----------------
             (Exact name of registrant as specified in its charter)

COLORADO                                                    82-0379959
------------------------------------                        ----------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification
                                                            Number)

C/O 10200 W. 44TH AVE., #400, WHEAT RIDGE, COLORADO 80033
---------------------------------------------------------
(Address of principal Executive Offices          Zip Code)

Registrant's telephone number, including area code:(303)422-8127

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


VOTING SHARES OUTSTANDING

As of March 10, 2000, there were 32,400,000 voting shares of the Registrant's $.001 par value common stock outstanding (including shares authorized to be issued), its only class of voting securities, each share entitling the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

                                                         Number of                 Percent of              Percent
                                                        Shares Owned              Class Before             of Class
Name and Address of                                     Beneficially               Transaction              After
Beneficial Owner                                       and of Record               on February             Purchase
                                                                                    14, 2000               Transaction

----------------------------------------------- ---------------------------- -----------------------  ------------------
Robert Clautice (3)                                                   49,500                   4.95%                 .1%
----------------------------------------------- ---------------------------- -----------------------  ------------------
M.R. Reeves (3)(5)                                                   197,501                   19.7%                 .6%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Redgie Green (3)                                                      49,500                   4.95%                 .1%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Spencer Young                                                        232,500                      0%                 .6%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Complex Holdings, Ltd.                                            30,400,000                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Patrick Doyle                                                            (2)                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Brian O'Dell                                                          (1)(2)                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Melvyn Quiller (4)                                                    (1)(2)                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Chafe Omar Abou Richeh (4)                                               (1)                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Raymond A. King(4)                                                       (1)                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------
Ahmed Abdulla Mannai(4)                                                  (1)                      0%                 94%
----------------------------------------------- ---------------------------- -----------------------  ------------------


(1)      Officer/Director/Principal of Complex Holdings, Ltd.
(2)      Newly appointed Director
(3)      Resigning Director
(4)      Proposed Director
(5)      Includes shares owned by husband Coke Reeves

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

CHANGES IN CONTROL OF REGISTRANT

     On February 14, 2000, Complex Holdings, Ltd. and the Company entered into an agreement to sell to Complex Holdings, Ltd. 30,400,000 common shares of Registrant for $200,000 cash on February 15, 2000, $600,000 cash in the following nine months and all of the outstanding stock of Banknet Kft., a Hungarian corporation.


                        DIRECTORS AND EXECUTIVE OFFICERS

The current Directors and Executive officers of Registrant are:

         Spencer Young                 Director              Vice President
         M.R. Reeves                   Director              Secretary
         Redgie Green                  Director
         Robert Clautice               Director
         Brian O'Dell                  Director
         Patrick Doyle                 Director

LEGAL PROCEEDINGS

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant, except that Patrick Doyle and Brian O'Dell are officers and directors and shareholders of Complex Holdings, Ltd. which has a material interest and which owns 30,400,000 shares.


                                   MANAGEMENT


     IDENTIFICATION OF DIRECTORS TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

         Upon consummation of the Share Purchase transactions, but in no event sooner than ten days after the filing of this Form and mailing of this Notice to Shareholders, three of the present Directors of the Company, Robert Clautice, M.R. Reeves and Redgie Green, will resign.

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

         The persons nominated to be directors of the Registrant, and their ages, are as follows:

                  NAME                                                AGE
                  ----                                                ---
                  Raymond A. King                                     57
                  Ahmed Abdulla Mannai                                69
                  Chafe Omar Abou Richeh                              53
                  Melvyn F. Quiller                                   54
                  Patrick Doyle                                       58
                  Brian O'Dell                                        56


BUSINESS EXPERIENCE

         The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, (including recently appointed Directors, Patrick Doyle and Brian O'Dell), indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

         RAYMOND A. KING qualified in England as a Chartered Secretary and is also a Fellow of the Institute of Bankers and the Institute of Financial Accountants. He has had a distinguished career spanning over 40 years in the Banking and Financial Markets in the City of London. Mr. King was a part of the senior management team at National Westminster Bank Ltd for 27 years followed by time with P.K. Christiania Bank and The Moscow Narodny Bank Ltd. After one career in the Banking sector Mr. King embarked upon a second career in Corporate Finance in which he continues to be actively involved to the present date. In 1962 Mr. King was appointed Finance Director, and rose to become Managing Director of Chartwell Internationa Group PLC a company listed on the London Stock Exchange AIM market. In 1996 Mr. King was appointed the Chairman of Norske Energy Corporation and was instrumental in obtaining a listing on Nasdaq for that Corporation. In 1999 Mr. King was appointed the Finance Director of Complex Holdings Limited and in the same year was also appointed Finance Director of Groundwork Trust an environmental charity.

         AHMED ABDULLA MANNAI is a citizen of Qatar and is the Chairman of Mannai Corporation a diversified company that employs over 3000 people within


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

the companies that operate on a world wide basis. Mr. Mannai currently serves on the Board of Directors of Complex Holdings Limited, Qatar Insurance Company, The Gulf Publishing & Printing Organization [the publishers of the "Gulf Times" in Qatar] and the Bahrain based international investment Bank "The Investcorp Bank EC" of which he is also a founding member In recognition of his contribution towards Economic and Industrial Co-operation between Qatar and France, Mr. Mannai was appointed "Commandeur de la Legion d`Honneur" by the late President Francois Mitterand. The current President of France Jaques Chirac awarded to Mr. Mannai, in honor of his distinguished services, the "Gold Medal of the Town of Paris".

         CHAFE OMAR ABOU RICHEH is a Saudi National and has some 30 years of experience in the Telecommunications Industry that encompasses secure communications, C31, data communications, line of sight, satellite and security systems. In 1968 Mr. Abou Richeh graduated from George Washington University with a Masters Degree in Electronics. Mr. Abou Richeh has spent a considerable part of his career in the Middle East where he established and subsequently managed numerous successful telecommunication enterprises in Saudi Arabia, the Gulf States, Lebanon and Syria. He was one of the founding members of British Telecom and Telettra in Saudi Arabia, and served on the Boards of both companies. Mr. Abou Richeh was responsible for introducing into Saudi Arabia the first commercial application of fiber optics, the first commercial e-mail network, the first to introduce line conditioning equipment into the PTT network, and through Telettra installed most of Saudi Arabia`s spur commercial links. Mr. Abou Richeh has undertaken numerous consultancy roles in the Middle East. Among his many clients are Cable and Wireless, Andrew Corporation, Hughes Aircraft, NEC/Sumitomo, Crypto AG and Motorola. Mr. Abou Richeh is a director of Elixir International [in Saudi Arabia], Inma Engineering [in Lebanon],Complex Holdings Limited, a diversified company with interests in Telecommunications and Internet related activities in Hungary and the Russian Federation. He also serves on the Board of Complex Investments Limited.

         MELVYN F. QUILLER graduated from Harrow College of Technology as a Mechanical Engineer in 1975. He has spent a substantial part of his career working with a major British construction company "600 Group PLC" in communication and transport related projects through out Eastern Europe and the Middle East. Mr. Quiller served as a Director of a subsidiary of the Group and


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


subsequently was appointed Managing Director of the Group in 1979 a position that he held for 9 years before retiring from the Board in 1986. In 1997 Mr. Quiller was appointed to the Board of Russian Telecommunication Network a Russian Company operating satellite and terrestrial networks for National and International voice and data communications. He resigned from the Board in 1999. In 1997 Mr. Quiller was appointed a Director of Complex Investments Limited, and in the following year 1998 Mr Quiller was appointed to the Board of Complex Holdings Limited a diversified company that has interests in Telecommunications and Internet activities in Hungary and the Russian Federation.

         PATRICK D. DOYLE is an English qualified lawyer [Batchelor of Laws, London University 1963]. In April 1967 he was admitted as a Solicitor of The Supreme Court of England and joined the Legal Department of Commonwealth Development Finance Company ["CDFC"] a subsidiary of the Bank of England. He spent over 15 years with CDFC rising to the position of Senior Legal Advisor. While with CDFC he was actively involved in the provision of Project Finance in over 30 countries of the Commonwealth. He is a Freeman of the City of London. Mr. Doyle has devoted his professional career to the practice of International Law. He has worked in Eastern Europe and a number of countries of the former Soviet Union. In his work he has accumulated considerable first hand knowledge of complex international legal and ethical problems. Mr. Doyle has advised several Governments and worked alongside major international funding agencies such as The World Bank, The International Finance Corporation and EBRD. For some years Mr. Doyle has been advising clients on the legal problems associated with Telecommunications and more recently Internet related issues. In February 1995 Mr. Doyle was recruited by Minneapolis based Law Firm Popham Haik to open an office in London, England. In May 1997 this London office was acquired by Washington Law Firm McKenna & Cuneo and Mr. Doyle became Counsel. In October 1998 Mr. Doyle joined the London office of National Law Firm Arnold & Porter from where he retired in December 1999.

         BRIAN J. O`DELL has had a long and successful career in International Trade Finance in the City of London. However he has recently capitalized upon his financial knowledge by joining the Boards of several companies. Mr. O`Dell has worked in the City of London for over 30 years. For 15 years he was the General Manager of Barter Group a leading player in Barter and Countertrade activities. At Barter Group he headed the highly specialized team that was responsible for the creation of financial support instruments based on Barter and Compensation for Governments and Corporate bodies. His recognized expertise in this highly sophisticated area of international trade led to his being

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

retained by "Euromoney" business magazine to lecture at seminars throughout Europe and Africa. A number of his papers have been published and are to be found in the Business section of the City of London Library. In 1996 Mr. O`Dell joined the Board of Complex Telecommunications Limited to assist in development of the corporate activities. In the following year 1997 he was appointed to the Board of Complex Holdings Limited a diversified company with interests in Telecommunications and Internet holdings in Eastern Europe. At the same time he was appointed to the Board of Complex Investments Limited. In 1999 Mr. O`Dell joined the Board of Satnet Limited which among other things is the owner of Banknet KFT a Hungarian Company that is primarily engaged in the provision of e-Commerce facilities at the point of sale. At the same time Mr. O`Dell was appointed to the Board of Satellite News Services Limited. He retains all these directorships to the present day.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

         Except those listed below, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest. On February 10, 2000 Coke Reeves, husband of M.R. Reeves, Secretary and Director, settled all past salary claims with the Company for 100,000 shares of common stock. Spencer Young, Vice President and a Director, received 200,000 shares for services rendered in February 2000. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

MEETINGS OF THE BOARD OF DIRECTORS

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         During the Registrant's past fiscal year, and the current fiscal year, the executive officers and directors of the Registrant received compensation from the Registrant as follows: a) Coke Reeves, formerly an Officer and Director and husband of M.R. Reeves received 100,000 shares of common stock in settlement of all back salary claims; and b) Spencer Young, an officer and Director, received 200,000 shares of common stock for services rendered in the acquisition of Banknet Kft., no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2000                      Dynamic I-T, Inc.



                                           by:/s/Spencer Young
                                           ---------------------
                                           Spencer Young, Vice President

                                        8